UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 25	OMB	APPROVAL
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NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION
UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-40011

Issuer:	Alkuri Global Acquisition Corp.
Exchange:	THE NASDAQ STOCK MARKET LLC
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Address:	4235 Hillsboro Pike, Suite 300
	Nashville	TENNESEE	37215
Telephone number:	(615) 632-0303
(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

Units, each consisting of one share of Class A common stock and one-fourth of one redeemable warrant

Class A common stock, par value $0.0001 per share

Redeemable Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with its rules of the Exchange and the requirements of 17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements fo the Securities Exchange Act of 1934, ALKURI GLOBAL ACQUISITION CORP. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

2021-10-22	By	/s/ Richard Williams	Chief Executive Officer
Date		Name	Title

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

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